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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*

                       Univision Communications Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                     Class A Common Stock ("A Shares")
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 914906102
               --------------------------------------------
                               (CUSIP Number)

               --------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

--------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                             Page 1 of 6 Pages

CUSIP No. 914906102              13G              Page 2 of 6 Pages


1   NAME OF REPORTING PERSON:  The Davila Family, LLC
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)
    13-3889635


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           2,842,526 A Shares

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,842,526 A Shares

                 8  SHARED DISPOSITIVE POWER

                    -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,842,526 A Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.73% of the A Shares (see response to Item 4)

12  TYPE OF REPORTING PERSON*

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

Item 1(a)           Name of Issuer:
                    --------------

                    Univision Communications Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    1999 Avenue of the Stars
                    Suite 3050
                    Los Angeles, California  90067

Item 2(a)           Name of Person Filing:
                    ---------------------

                    The Davila Family, LLC

Item 2(b)           Address of Principal Business
                    Office, or, if none, residence:
                    ------------------------------

                    c/o Suite 2500
                    One New York Plaza
                    New York, New York  10004

Item 2(c)           Citizenship:
                    -----------

                    United States

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    A Shares

Item 2(e)           CUSIP Number:
                    ------------

                    914906102

Item 3              If this Statement is filed pursuant to Rules 13d-1(b)
                    or 13d-2(b) or (c), check whether the person filing is a:
                    --------------------------------------------------------

                    None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(c).

Item 4              Ownership.(1)
                    ---------

                    (a)  Amount beneficially owned:

                         See Item 9 on Page 2 of the Cover Page(2)

                    (b)  Percent of Class:

                         See Item 11 on Page 2 of the Cover Page

                    (c)  Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote:

                               See Item 5 on Page 2 of the Cover Page

                         (ii)  shared power to vote or to direct the vote:

                               See Item 6 on Page 2 of the Cover Page

                         (iii) sole power to dispose or to direct the
                               disposition of:

                               See Item 7 on Page 2 of the Cover Page

                         (iv) shared power to dispose or to direct the disposition of:

                               See Item 8 on Page 2 of the Cover Page

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6              Ownership of More than Five Percent
                    on Behalf of Another Person:
                    ---------------------------

                    Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    ----------------------

                    Not applicable.

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not applicable.

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not applicable.

Item 10             Certification:
                    -------------

                    Not applicable.

----------------------------
(1) The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934. The Davila Family, LLC disclaims that it constitutes part of a "group" with any other Person with respect to shares of Univision Communications Inc. The Davila Family, LLC also disclaims beneficial ownership of shares of Univision Communications Inc. owned by any other Person pursuant to Rule 13d-4.

(2) 2,130,014 of the shares of Class A Common Stock owned by The Davila Family, LLC covered by this report are owned through partnerships. In addition, this report includes 712,512 shares of Class A Common Stock issuable upon exercise of Warrants held through two of the partnerships. Such Warrants may be exercised so long as the aggregate shares owned by Grupo Televisa, S.A., Venevision and all non-U.S. aliens do not represent more than 25% of the outstanding stock of Univision Communications Inc., and are not presently exercisable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February __, 1999

                                 By:  The Davila Family, LLC

                                      By:   Jaime Davila 1995
                                            Generation-Skipping Trust

                                             /s/ Joseph A. Stern
                                            -----------------------------
                                            By:  Joseph A. Stern
                                            Title:  Trustee